SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 May 2012

Commission file number: 001-14958

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934. Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-160013) AND ON FORM S-8 (FILE NO.S 333-175852, 333-170716, 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968, AND 333-33094) OF NATIONAL GRID PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 17 May 2012

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 17 May 2012:-

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

            Announcement:

          ‘National Grid plc – Results for the year ended 31 March 2012’

17 May 2012

National Grid plc

Results for the year ended 31 March 2012

Steve Holliday, Chief Executive, said: “We delivered another year of good underlying financial and operating performance despite the impact of some exceptional weather in the US. At the same time we made further progress developing the business consistent with our strategic priorities, maintaining an appropriate spread and balance of activities to support both long-term growth and dividends.”

Good performance in 2011/12

•	Profit before tax[1] up 5%

•	Operating profit[1] up 9% before currency movements, timing and major US storms[2]

•	Continued UK outperformance

•	Improved US returns - 2011 regulated return on equity up 50bp to 8.8%

•	Earnings per share[1] up 1% to 51.3p, up 16% excluding timing and major storm impacts

•	Recommended full year dividend up 8% to 39.28p reflecting final year of current policy

Good strategic progress

•	£3.4bn of capital investment, contributing to £1.6bn growth in regulated assets

•	Submitted new 8 year UK investment plans, including over £31bn of forecast capital investment

•	Agreed one year rollover price control for UK transmission activities

•	Implemented new US operating model. $200m run rate cost reduction target achieved

•	Submitted new rate filings in upstate New York and Rhode Island in April 2012

•	Balance sheet benefitted from strong cash generation and small asset disposals. As a result, net debt up only £0.9bn to £19.6bn

Positive outlook for 2012/13

•	Sustain focus on improving returns and securing appropriate regulatory outcomes

•	Dividend growth of 4% targeted in new one year policy

Financial results for continuing operations

(£m, at actual exchange rate)	Business performance[1]			Statutory Results
Year ended 31 March	2012	2011	% change	2012	2011	% change
Operating profit	3,495	3,600	(3)	3,539	3,745	(6)
Profit before tax	2,585	2,473	5	2,559	2,624	(2)
Earnings per share	51.3p	50.9p	1	57.1p	62.9p	(9)

Steve Holliday added: “In the UK, we submitted comprehensive business plans for the essential infrastructure investment needed by our UK customers in our Transmission and Distribution businesses, incorporating the results of our significant stakeholder consultation.

In the US, our new operating model, with its regional structure and strong regulatory and consumer focus, helped us deliver our cost saving target and make essential improvements ahead of the new rate filings in upstate New York and Rhode Island.

On the back of a solid all round performance in 2011/12, and reflecting the revenue growth that our regulatory arrangements provide, we maintain a positive outlook for 2012/13, and expect to deliver another year of good operating and financial performance.”

1 Excluding exceptional items, remeasurements and stranded cost recoveries. For definition of business performance results see footnote 5. Prior year EPS adjusted to reflect the impact of additional shares issued as scrip dividends.

2 Hurricane Irene and the 2011 October snow storm together impacted operating profit by £116m in 2011/12. Constant currency comparison uses recalculated results for 2010/11 as detailed in footnote 6.

National Grid

2011/12 Full Year Financial Information

CONTACTS

Investors
	John Dawson	+44 (0)20 7004 3170	+44 (0) 7810 831944 (m)
	George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
	Andy Mead	+44 (0)20 7004 3166	+44 (0) 7752 890787 (m)
	Victoria Davies	+44 (0)20 7004 3171	+44 (0) 7771 973447 (m)
	Iwan Hughes	+44 (0)20 7004 3169	+44 (0) 7900 405898 (m)
	Tom Hull	+44 (0)20 7004 3172	+44 (0) 7890 534833 (m)

Media
	Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173 (m)
	Chris Mostyn	+44 (0)20 7004 3149	+44 (0) 7774 827710 (m)

Brunswick
	Tom Burns	+44 (0)207 404 5959
	Tom Batchelar	+44 (0)207 404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (GMT) today.

There will be a live webcast of the results presentation available to view at www.nationalgrid.com/investors. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation

UK dial in number	+ 44 (0) 808 109 0700	US dial in number	+1 212 999 6659
Confirmation Code	National Grid

National Grid images can be found via the following link www.flickr.com/photos/national_grid

You can view or download copies of our latest Annual Report and Accounts (ARA) and Performance Summary from our website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@ngrid.com. The 2011/12 ARA and Performance Summary will be published on 12 June 2012.

National Grid

2011/12 Full Year Financial Information

BUSINESS REVIEW

National Grid delivered good underlying financial and operational performance in the year. Our strategic priorities for 2011/12 focused on delivering our core investment programme, implementing our new US operating model and achieving our cost reduction targets. Our principal other businesses, including our Grain LNG and metering businesses, also made an increased overall contribution in the year.

Our strategic priorities are intended to deliver sustainable shareholder value through growth and dividends. This requires continual focus on customer service, reliability and safety. Overall, we made improvements in a number of areas of customer satisfaction in the year but more progress is needed to ensure we are achieving a standard that meets our aspirations. We delivered record reliability in our UK Transmission business in 2011/12. We also sustained our good statistical lost time injury performance. However, this masked three tragic events where there was loss of life in the UK and the US. This has increased our determination to improve our safety performance to world class standards. These aims will sit alongside the delivery of our strategic priorities for 2012/13.

Growth and Investment

Capital investment3 for the year was £3.4bn, £215m lower than 2010/11 reflecting reduced expenditure on non-regulated activities. Our combined UK and US regulated assets grew by £1.6bn over the course of 2011/12.

In the UK, the combination of investment and adjustments for inflation grew our Regulated Asset Value (RAV) by £1.4bn (7% up) to £22.2bn.

In the US, our total regulatory assets grew by $0.4bn to $16.4bn. This included growth of $0.2bn in US rate base and $0.2bn in regulated assets outside of rate base. The increase in US rate base was driven by continued investment, partly offset by weather related working capital movements in our New York gas businesses. The increase in US regulated assets outside rate base reflected increased work in progress in our transmission activities and increased storm deferrals in Massachusetts.

00000	00000	00000	00000
	As at 31 March
	2012	2011	Change
Total Group regulatory assets	32.4	30.8	1.6

UK RAV (£bn)	22.2	20.8	1.4

US
Rate base excluding working capital (w/c)	14.1	13.5	0.6
Working capital included in rate base	0.4	0.8	(0.4)
Total Rate Base	14.5	14.3	0.2
Regulated assets outside of rate base excluding w/c	1.4	1.2	0.2
Working capital outside of rate base	0.5	0.5	-
Total regulated assets outside rate base	1.9	1.7	0.2
Total US regulatory assets ($bn)*	16.4	16.0	0.4
Total US regulatory assets: Sterling equivalent (£bn)	10.2	10.0	0.2

*excludes New Hampshire assets of Granite State Electric and EnergyNorth

3 Including investment in joint ventures

National Grid

2011/12 Full Year Financial Information

In the UK, we have submitted plans for our Transmission businesses and Gas Distribution businesses for the eight year RIIO period from April 2013 through to March 2021. In the US, we have recently filed for new rates in our upstate New York and Rhode Island businesses, including new capital expenditure plans. Over the eight year period from April 2013 we expect to invest around £40bn of new capital in our regulated UK and US businesses and expect to grow our group regulated asset base by an average rate of approximately 7% p.a. to over £60bn by 2021.

Our capital investment programme is crucial to maintaining the reliability and security of our UK and US networks for the benefit of customers and enabling the move to low carbon generation in the UK. Our ability to deliver these outputs in an efficient and innovative manner will be a critical factor in our performance over the next decade, in our delivery against our regulatory contracts and, as a result, in the delivery of returns to our investors.

Regulatory developments in the UK

In November 2011, Ofgem published final proposals for the one year (2012/13) transmission price control rollover. These included real increases in revenues for electricity and gas transmission and a base real vanilla return of 4.75%. Overall, the final proposals contained no significant changes from the initial proposals received in July 2011 and we accepted the proposals in December 2011.

In March 2012, following feedback on our initial RIIO transmission plans (the RIIO-T1 plans), we submitted updated business plans for our UK Transmission businesses. These set out over £30bn of total expenditure (totex) over the eight year period, including £25bn of capital expenditure (capex) as well as proposals for incentive schemes, revenue adjustment mechanisms and our view of the financing requirement for these plans.

In April 2012, again following feedback on our November plans, we submitted updated business plans for our UK Gas Distribution businesses (the RIIO-GD1 plans). These set out over £13bn of totex over the eight year period including over £6bn of capex, of which £5bn would be classified as replacement expenditure, and our view of the financing requirement for these plans including the accelerated recovery of some replacement expenditure.

We expect to file proposals for our two UK system operator incentive regimes in late May 2012. Subsequently, Ofgem’s initial proposals for all of the price controls and incentive regimes are expected in July 2012 with a final decision by the end of 2012, to come into effect from 1 April 2013.

We continue to believe that customers will benefit under the RIIO framework from our ability to deliver the outputs that they want in an innovative and efficient manner. As a result, with the right balance of incentives, cash flow and risk, a satisfactory outcome on RIIO should also offer us the opportunity to earn the necessary returns on our investments while delivering value for money for the consumer.

The Queen’s speech in May confirmed that Electricity Market Reforms will be included in the Energy Bill, which is expected to be passed into legislation during the current parliamentary session. The changes envisaged by this legislation will be instrumental in shaping investment in new generation capacity over the coming decade. It is proposed that National Grid assumes responsibility for administration of both the new capacity mechanism and the feed in tariffs that will replace the existing framework for renewable and low carbon power generation payments. This additional responsibility is not expected to have a direct material financial impact on National Grid but recognises our central role in delivering the UK’s energy future.

National Grid

2011/12 Full Year Financial Information

Regulatory developments in the US

National Grid’s strategy for our US business combines the delivery of further improvements in customer service and cost efficiency, investment in our regulated networks and, where appropriate, rate filings. By combining new filings with more efficient operational and capital investment processes we are seeking to achieve higher returns in the US.

In December, the New York Public Service Commission (NYPSC) approved National Grid’s request to recover certain deferred costs and a portion of recent storm costs in our Niagara Mohawk electric business which, taken together with the planned expiry of stranded cost recoveries at the end of 2011, has allowed us to reduce bills to upstate New York electricity customers by over $300m p.a.. The NYPSC approved a total recovery of $240m, including approximately $211m out of the $236m deferred costs that National Grid filed for in July 2011, relating to pensions, environmental and other costs and capital expenditure incurred over a number of years. In addition, the NYPSC approved early recovery of approximately $25m of the storm costs associated with Hurricane Irene which affected our service territory in August 2011, subject to reviewing and confirming the actual costs at a later date. Recovery of the $240m will occur over the 15 months from 1 January 2012.

We continue to work with the NYPSC appointed consultants, Overland, in respect of the audit of our upstate New York electricity business which was commissioned by the NYPSC in 2010/11.

In April 2012, we filed for new rates with the NYPSC in respect of our Niagara Mohawk gas and electric businesses. These plans include the benefits of reduced costs related to our US restructuring programme and further investment in new capital to secure a safe and reliable infrastructure. Overall, the new rate filing as submitted, including the scheduled end of deferral recoveries, should result in a further reduction to consumer electric bills in the Niagara Mohawk region through a revenue reduction of around $60m p.a. and a modest increase in gas bills through a revenue increase of just over $10m p.a. while enabling the businesses to deliver improved regulatory returns on equity. The rate filing process is expected to take 11 months and to be completed by the end of the first quarter of 2013.

Our appeal of certain aspects of the Rhode Island Commission’s last electric rate order in 2010 was concluded in January 2012. As a result, increased rates came into effect on 23 April 2012, reflecting the use of an increased equity ratio in the calculation of the level of allowed return.

At the end of April 2012, we filed new rate cases for our businesses in Rhode Island. The filings seek an increase in rates of $20m p.a. for the gas business and $31m p.a. for the electric business to permit further improvements to customer service, match our revenues to our costs, and update our rate base to fully remunerate the Company for past investments not yet reflected in rates. The rate filing process is expected to take around 9 months.

In December the Long Island Power Authority (LIPA) announced that National Grid had not been selected to continue to manage and operate Long Island’s electricity system beyond the term of the current Management Services Agreement which expires on 31 December 2013. In 2011/12, the operating profit contribution from the contract was around one percent of the Group’s operating profit and no rate base is associated with the contract.

Overall we have seen another year of measured progress developing our regulatory arrangements. Taken together with the benefit of our efficiency programmes, this progress underpins our confidence that we will be able to deliver improved returns from our US operations.

National Grid

2011/12 Full Year Financial Information

Efficiency Programmes

National Grid has a number of efficiency programmes underway in different parts of its business to ensure the cost effective delivery of our services and investments.

Our UK Gas Distribution Front Office system rollout is approaching completion, with a number of operational improvements already being realised. In addition, we have implemented a revised UK Gas Distribution structure, involving a number of management and staff changes. These initiatives are designed to bring our businesses closer to the efficiency frontier for all UK gas networks, a target which we believe is well supported by our RIIO-GD1 business plans.

Implementation of our new US organisational model has been completed, together with a reduction of over 1,150 mostly management and administrative positions. As a result, taken together with the related cost saving initiatives announced last year, we reached our target of delivering a $200m cost savings run rate by the end of March 2012.

Compared to 2010/11, our total regulated controllable operating costs4 increased in nominal terms by £5m, representing a year on year reduction of 3% in real terms. Together with the growth in our asset base, this resulted in our efficiency metric improving to 6.7% from 7.2%.

Strategy

The Group’s strategy is unchanged. In early 2011/12 we set out how maintaining an appropriate mix of businesses enables our portfolio of activities to deliver an overall balance between long-term capital growth and cash generation for the benefit of our shareholders. We own developed assets with minimal investment requirements and strong cash generation such as our existing Grain LNG assets, businesses with low to medium levels of growth and positive cash generation including our distribution activities and businesses with high levels of investment and growth such as electricity transmission.

In addition to considering its contribution to the overall balance, where a business is not expected to exhibit the range of characteristics we are looking for within a reasonable timeframe, or where we are offered a higher value for the business than we might place on it, we will consider selling that business.

In this context, we made a number of small divestments. In 2011, we sold our US exploration and production business, Seneca-Upshur, for $153m and OnStream, our UK unregulated metering business, for £274m.

Improving US and sustaining appropriate UK returns

In May last year we set out a clear framework for assessing operating returns, as a measure of regulatory performance, and overall returns on equity, as a measure of shareholder value creation. We supplemented this in November by introducing a new Return on Capital Employed (RoCE) metric in particular to aid comparison of the value created by our UK and US operations.

Our underlying objective is to deliver improved sustainable returns in the US and ensure we continue to deliver appropriate returns in the UK while investing in essential infrastructure to reinforce our networks.

Returns on our Regulated Arrangements

In the UK, our performance compared to our regulatory contracts is assessed by directly comparing our achieved operational real returns with those we are allowed. This builds in the appropriate drivers that have been agreed with the regulator including incentives for emissions reduction, efficiency, and in the future, innovation.

4  Regulated controllable operating costs exclude bad debts, pension and other post employment benefit costs and are presented on a constant currency basis.

National Grid

2011/12 Full Year Financial Information

UK Operational return (real)	2011/12	2010/11	2009/10	Allowed
UK Electricity Transmission	5.6%	6.4%	6.6%	5.05%
UK Gas Transmission	7.3%	7.2%	7.6%	5.05%
UK Gas Distribution	5.7%	5.5%	6.3%	4.94%

We continued to deliver returns above those allowed, reflecting robust incentive performance and underlying efficiency. Outperformance on operating costs and revenue from incentive mechanisms were the main drivers of returns above the allowed level in UK Gas Transmission and UK Gas Distribution. Despite reduced incentive performance in 2011/12, our UK Electricity Transmission business also delivered a return above the level assumed at the time the price control was set.

In the US, our performance can be assessed by looking at the overall achieved regulated return on equity. Regulated operating companies will typically file rate cases when their revenues are not aligned with the cost of performing the utility service or when the need for future rate relief is anticipated because of new obligations, capital spending increases, or other similar factors. When costs are not being adequately recovered, a key indicator for the need to file a rate case is a lower achieved return than that which the company could reasonably expect to be granted through a new rate case. Where this applies to our US operating companies, rate filings are underway or are being planned.

Regulated return on equity	Achieved (%) Calendar year			Most recent granted (%)
US Regulated Entity	2011	2010	2009

New York
KEDNY	11.9	11.9	11.0	9.8
KEDLI	9.4	10.0	10.7	9.8
NMPC Gas**	6.5	7.6	5.1	10.2
NMPC Electric**	5.6	6.1	4.5	9.3
Total New York*	8.0	8.4	7.4	9.6
Massachusetts and Rhode Island
Massachusetts Gas	10.6	3.5	3.6	9.75
Massachusetts Electric	9.5	10.0	4.5	10.35
Narragansett Gas**	6.4	0.6	5.8	10.5
Narragansett Electric**	7.6	8.3	(3.4)	9.8
Total Massachusetts and Rhode Island*	9.4	6.7	3.0	10.1
FERC
Long Island Generation	12.4	11.2	13.5	10.75
New England Power	11.1	11.6	11.8	11.14
Canadian Interconnector	12.0	13.0	13.0	13.0
Narragansett Electric, Transmission	11.6	11.8	11.5	11.14
Total FERC*	11.6	11.5	12.4	11.1
Total US*	8.8	8.3	6.9	9.9

 * total return weighted by average rate base

 ** rate filings made in April 2012

Overall, our businesses in the US delivered an improved average return of 8.8% in the calendar year 2011. The improvement was largely driven by cost saving initiatives and the benefit of new rate filings, partially offset by volume related revenue benefits that increased reported returns in 2010 in Niagara Mohawk (NMPC) Electric.

National Grid

2011/12 Full Year Financial Information

Comparative performance between our UK and US businesses

Over time we would expect the Return on Capital Employed in our UK and US businesses to converge somewhat, while both sustaining an appropriate degree of outperformance compared to a relevant weighted average cost of capital. This would reflect our view that the US regulatory environment can offer investors comparable returns to the UK while incentivising investment in reliable infrastructure and improved customer service. The RoCE for our businesses over the last three years is shown in the table below:

RoCE	2011/12	2010/11	2009/10
UK Regulated	8.6%	8.5%	9.6%
US Regulated	7.6%*	7.1%	5.5%

* Adjusted for £116m of storm costs associated with Hurricane Irene and the October 2011 snow storm.

The movement in UK Regulated RoCE was principally caused by increased operating profit driven by RPI indexation on revenues. In the US, the improvement in RoCE reflected the benefit of cost saving initiatives and the full year effect of rate filings agreed in previous years.

Group level Return on Equity

Overall, we have sustained our group level Return on Equity (RoE) at a double digit level. We have updated our RoE calculation to bring the definitions and approaches in line with those used for the RoCE calculation. The principal changes are removing timing volatility from revenues and using a constant long-term average inflation assumption rather than an actual annual figure, which has also caused volatility and tended to increase returns in recent years above expected long run levels. Under the updated measure the actual Group ROE in 2011/12, excluding the impact of major storms, was 11.3% for the year compared to 10.8% in 2010/11, reflecting the impact of increased operating profit (excluding timing) mostly offset by the increase in the equity funded portion of the rate base, driven partly by the RPI uplift on UK regulatory asset value. A detailed breakdown of the Group RoE calculation is shown on page 24.

Board changes

In December 2011, Sir John Parker stepped down from his position as Chairman of the Board of National Grid after over 10 years as Chairman of National Grid and previously Lattice Group. Sir Peter Gershon joined the Board as Deputy Chairman on 1 August and assumed the role of Chairman of the Board of National Grid with effect from 1 January 2012.

In July 2011, John Allan, a non-executive director of National Grid for the last six years, stepped down from the Board. In October 2011, Ruth Kelly, Managing Director, HSBC Global Asset Management and a former UK government minister, joined the Board as a Non-executive Director.

On 1 February 2012, Dr Paul Golby, Chairman of Engineering UK and a member of the Council for Science and Technology, and formerly Chief Executive and Chairman of E.ON UK plc, joined the Board as a non-executive Director.

In April 2012, we announced that Nora Mead Brownell, a former Commissioner of the Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission, would join the Board as a non-executive Director with effect from 1 June 2012.

It is expected that further new non-executive directors will be appointed over the period until July 2014, to ensure that essential skills and experiences are retained during a phased and orderly transition of the Board. Stephen Pettit and Linda Adamany will step down from the Board with effect from 30 July and 31 October 2012 respectively. Ken Harvey, Senior Independent Director and Remuneration

National Grid

2011/12 Full Year Financial Information

Committee chairman, and George Rose, Audit Committee chairman, are expected to stay on the Board until July 2013, allowing time for suitably qualified and experienced external candidates to be appointed. Maria Richter, Finance Committee chairman, who has significant financial expertise, is expected to step down in July 2014.

DIVIDEND

The Board has recommended an increase in the final dividend to 25.35p per ordinary share ($2.0166 per American Depositary Share) in line with our policy of targeting 8% growth until March 2012, bringing the full year dividend to 39.28p per ordinary share. If approved, the final dividend will be paid on 15 August 2012 to shareholders on the register as at 1 June 2012. A scrip dividend alternative will again be offered.

Our dividend is an important part of our returns to shareholders along with growth in the value of the asset base attributable to equity holders. The financial year 2011/12 was the last year of National Grid’s current dividend policy which had been in place since January 2008. The Board has agreed a new one year dividend policy under which we plan to increase the 2012/13 dividend by 4% in nominal terms over the proposed dividend of 39.28p for 2011/12. This policy reflects the outcome from the one year rollover review of the UK Transmission price control and forecast UK inflation of around 3% for the same period. This new dividend policy will apply to the interim dividend to be paid in January 2013 and the final dividend to be paid in August 2013.

As previously stated, we expect to announce a new dividend policy for the period from April 2013 during the course of 2013, once outcomes of key regulatory developments are clear.

OUTLOOK

Our strategic priorities for 2012/13 are: delivering our investment programme in a disciplined manner; improving returns in our US business; finalising the development of the UK regulatory framework and continuing to drive efficiency across the business.

The restructuring of our US business is now complete and is delivering operational and financial benefits to underpin our progress on further improving US returns. Our existing price controls in the UK continue to deliver attractive returns and we are working to ensure that this can continue under the RIIO framework.

On the back of a solid all round performance in 2011/12, and reflecting the revenue growth that our regulatory arrangements provide, we maintain a positive outlook for 2012/13, and expect to deliver another year of good operating and financial performance.

National Grid

2011/12 Full Year Financial Information

BASIS OF PRESENTATION

Unless otherwise stated, all financial commentaries are given on a business performance basis5 at actual exchange rates. The results for the year are presented in line with the new reporting structure, separated into segments for our UK Transmission, UK Gas Distribution and US Regulated businesses. The results for 2010/11 have also been re-presented in these new segments.

Under our regulatory frameworks, the majority of the revenues that we are allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if we collect less than this level of revenue we may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, in the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs), and are fully recoverable from customers. These timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. We identify these timing differences in order to enable a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Year ended 31 March
(£m)	2012	2011	% change
UK Transmission	1,354	1,363	(1)
UK Gas Distribution	763	711	7
US Regulated	1,190	1,407	(15)
Other activities	188	119	58
Operating profit – actual exchange rate	3,495	3,600	(3)
Operating profit – constant currency	3,495	3,579	(2)
Timing and storm adjustment	98	(274)
Operating profit – constant currency excluding major storms and timing	3,593	3,305	9

Other items – constant currency[6]	Year ended 31 March
(£m)	2012	2011	% change
Depreciation	(1,267)	(1,238)	(2)
Net Finance costs	(917)	(1,124)	18

Other items – actual exchange rates	Year ended 31 March
(£m)	2012	2011	% change
Depreciation	(1,267)	(1,245)	(2)
Net Finance costs	(917)	(1,134)	19
Taxation	(755)	(722)	(5)
Earnings attributable to equity shareholders	1,828	1,747	5

5 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 35. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 27.

6 ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2012, which was $1.60 to £1.00. The average rate for the year ended 31 March 2011, was $1.57 to £1.00.

National Grid

2011/12 Full Year Financial Information

Operating profit was £3,495m, down £84m (2% lower) compared to last year on a constant currency basis. This reflected an adverse year-on-year timing impact of £256m:

Over/(under)-recovery	Year ended 31 March		Year-on-year
(£m – constant currency)	2012	2011	change
Balance at start of period (restated)	72	(202)
In-year over/(under)-recovery	18	274	(256)
Balance at end of period	90	72

Operating profit	3,495	3,579	(84)
Adjust for timing differences	(18)	(274)	256
Operating profit excluding timing	3,477	3,305	172

As a result, operating profit excluding the impact of timing increased by £172m (5% up) on a constant currency basis. This increase was partly driven by an increase of £68m in our other activities, principally our Grain LNG and our UK metering businesses. In our regulated businesses, net income increased by £224m partly due to the impact of RPI+X indexation on our UK regulated revenues. Regulated controllable costs increased by £5m. In addition, Hurricane Irene and the October 2011 snow storm decreased operating profit by a further £116m. Depreciation and amortisation increased by £39m and other costs including property taxes increased by £10m. Post-retirement costs7 decreased by £36m and bad debts decreased by £14m.

The year-on-year movement in exchange rates had a £21m negative impact on operating profit.

Across our businesses, regulated controllable costs increased by £5m (less than 1%) on a constant currency basis compared to last year, reflecting inflationary impacts on salaries and other costs and increased recruitment in our UK Transmission business. The continued drive for efficiency in our businesses and benefits from our US cost saving programme helped to mitigate these impacts. Adjusting for inflation, regulated controllable costs reduced by 3% in real terms.

Net finance costs were £917m, 18% lower than 2010/11 at constant currency partly driven by lower average net debt, the impact of debt buy back costs in 2010/11 and lower pension interest. In addition the level of provision discount unwind in 2011/12 decreased, offset by an increased charge against operating profit, principally in our US regulated business.

Our effective interest rate on Treasury managed debt for the year was 5.4% compared to 5.8% in 2010/11.

Interest cover was 3.9x, compared to 3.8x in the previous year and still comfortably above our target range of 3.0 to 3.5x.

Profit before tax was up 5% to £2,585m. Excluding the impact of timing and major storms, profit before tax increased by 23% at constant currency.

The tax charge on profit was £755m, £33m higher than 2010/11, reflecting increased profits before tax. Our effective tax rate was unchanged at 29.2%.

The share of post tax results of joint ventures and associates was £7m, unchanged from 2010/11.

Earnings attributable to non-controlling interests decreased to £2m from £4m in 2010/11.

7 Post-retirement costs include the cost of pensions and other post employment benefits

National Grid

2011/12 Full Year Financial Information

As a result, earnings attributable to equity shareholders were up £81m compared to 2010/11 at £1,828m. Earnings per share increased 1% from 50.9p last year (restated for the impact of shares issued under the scrip dividend programme) to 51.3p. Excluding the impact of timing and major storms, earnings per share increased by 16% year on year to 53.0p.

Exceptional items, remeasurements and stranded cost recoveries increased statutory earnings by £208m after tax. A detailed breakdown of these items can be found on page 35. After these items and non-controlling interests, statutory earnings for continuing operations attributable to equity shareholders were £2,036m.

Statutory basic earnings per share from continuing operations were 57.1p compared with 62.9p (restated) last year.

Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £4,445m, £213m lower than 2010/11 principally reflecting lower operating profit and higher pension contributions.

Funding and net debt

The Group’s funding position continues to be supported by strong cash flows from operations and appropriate credit ratings, providing sufficient balance sheet capacity to fund our investment commitments for at least the medium term. Net debt rose to £19.6bn at 31 March 2012 compared with £18.7bn at 31 March 2011, reflecting the impact of our investment programme, accretions on index linked debt and some effects of foreign exchange movements, which increased net debt by £56m due to the strengthening of the US dollar.

Over the course of 2011/12 we continued to issue long term debt where attractive opportunities arose. During the year we issued a total of just over £280m of index-linked retail bonds from National Grid plc at a real coupon of 1.25%. This is the largest retail bond issued in the UK and the first index-linked retail bond ever issued by a company in the UK debt markets. We also issued a 4 year maturity €500m note from National Grid USA in May, paying a coupon of 3.25%, alongside bonds from Boston Gas, Colonial Gas and National Grid Electricity Transmission plc.

National Grid

2011/12 Full Year Financial Information

TECHNICAL GUIDANCE

We provide technical guidance to aid consistency across a range of modeling assumptions of a technical, rather than trading or core valuation, nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The outlook and technical guidance contained in this statement should be reviewed together with the forward looking statements set out in this release in the context of the cautionary statement.

Earnings Items

Operating profit of £3,495m for the year included a number of timing differences, together totaling £18m. Excluding these timing differences, operating profit for the year would have been £3,477m

UK operations

We expect UK inflation to contribute approximately £75m to an increase in our Gas Distribution allowed regulated RPI+X linked revenues in 2012/13.

The one year transmission rollover review in the UK increased the level of allowed revenues for 2012/13 by approximately £200m compared to 2011/12 including the impact of forecast inflation.

UK controllable costs and depreciation are both expected to increase, reflecting continued inflation and technical staff recruitment and the impact of the recent high levels of capital investment.

US operations

The Niagara Mohawk deferral recoveries impacted the last 3 months of 2011/12 only and we would expect a full year on year impact for 2012/13 of approximately £90m.

Further reductions in US regulated controllable operating costs as a result of the 2011/12 restructuring programme are expected to be at least offset by inflation and other cost increases.

The incremental US storm costs of around £116m experienced in 2011/2 are not expected to recur in 2012/13.

Group

Net finance costs are expected to be around £100m higher in 2012/13, reflecting an increase in average net debt and a slightly higher effective interest rate.

For the full year 2012/13, we expect our effective tax rate to be around 30%.

Investment and other items

Capital expenditure for 2012/13 is expected to be in the range £3.5bn to £3.8bn, reflecting increased investment in our UK Transmission business including work on the London power tunnels, the Western HVDC connection between Scotland and North Wales, and other network renewal and reinforcement projects.

Net debt is expected to increase by around £1.5bn during 2012/13, excluding the effect of any exchange rate impacts.

National Grid

2011/12 Full Year Financial Information

REVIEW OF UK TRANSMISSION OPERATIONS

(£m)	Year ended 31 March
Summary results	2012	2011	% change
Revenue	3,804	3,484	9
Operating costs	(2,019)	(1,721)	(17)
Depreciation and amortisation	(431)	(400)	(8)
Operating profit	1,354	1,363	(1)

Capital investment	1,397	1,432	(2)

Regulated Asset Value
Electricity Transmission	9,136	8,388	9
Gas Transmission	5,100	4,889	4
Total Regulated Asset Value	14,236	13,277	7

	Year ended 31 March
Operational return (real)	2012	2011
Electricity transmission	5.6%	6.4%
Gas transmission	7.3%	7.2%

Performance in 2011/12

UK Transmission operating profit was down £9m (1% lower) compared to 2010/11. This included an estimated under-recovery of revenues of £21m in our regulated businesses. Combined with an opening balance of £7m owed to the business from previous years, this leaves a total balance owed to our businesses as at 31 March 2012 of £28m. In 2010/11, revenues were over-recovered by an estimated £70m. Adjusting for these net negative timing differences of £91m, operating profit for the year excluding timing increased by £82m, or 6%.

Over/(under)-recovery	Year ended 31 March		Year-on-year
(£m) (estimated)	2012	2011	change
Balance at start of period (restated)	(7)	(77)
In-year over/(under)-recovery	(21)	70	(91)
Balance at end of period	(28)	(7)

Operating profit	1,354	1,363	(9)
Adjust for timing differences	21	(70)	91
Operating profit excluding timing	1,375	1,293	82

The increase in operating profit excluding timing reflected higher net income of £148m driven by £110m of RPI+X indexation on UK regulated revenues partly offset by £18m lower French Interconnector auction revenues as a result of outages taken for essential maintenance. Despite a record year of network reliability, Transmission’s performance on its annual incentive schemes was mixed, with the overall result being £39m lower than last year. Virtually all of this reduction related to the current two year electricity balancing services incentive scheme (BSIS), at the halfway point of which a £20m charge has been recorded. In the one year BSIS scheme applicable in 2010/11 Transmission earned a £15m incentive profit. Increased entry and exit capacity revenues mostly offset the impact of annual incentive schemes, and overall our system operator performance remains good.

Depreciation and amortisation increased by £31m, reflecting the growth in asset base due to our investment programme. In addition, regulated controllable costs increased by £24m mainly reflecting further investment in workforce renewal and growth as the business continues to prepare for an increase in investment workload. Post-retirement costs increased by £1m and other costs increased by £10m.

National Grid

2011/12 Full Year Financial Information

Transmission’s UK regulated electricity and gas transmission businesses achieved operational returns of 5.6% and 7.3% respectively, outperforming our base regulatory assumptions for the year. The larger level of outperformance in the gas transmission business continues to be driven by additional revenues from entry and exit incentive schemes. Lower returns in our electricity transmission business reflected the BSIS charge.

We have continued with a number of initiatives designed to prepare the business for a period of increased capital expenditure and maintain our focus on efficiency and customer service. As part of this preparation, we have also enhanced our internal capabilities by recruiting around 300 skilled engineers. Continuing with our focus on customer service, we published our Transmission customer commitment detailing how we will communicate with customers and deliver what they need while we are significantly expanding our existing network.

As outlined in the Business Review, we accepted the final proposals for the one year transmission price control and filed our updated business plans for RIIO in March 2012. We expect Ofgem’s initial RIIO proposals in July 2012 and final proposals towards the end of 2012, with the control running for eight years from 1 April 2013.

Throughout the RIIO engagement process our stakeholders have maintained that the reliability of our system is extremely important to them. In 2011/12 we delivered record reliability in our electricity transmission business, comfortably exceeding the target level of 99.9999% of energy delivered as measured by the regulatory incentive mechanism.

Investment activities in 2011/12

Capital investment in UK Transmission was £1,397m, 2% lower than 2010/11. Investment in new gas transmission pipelines reduced compared to last year and contributed to an approximately £60m reduction in gas transmission spend. Partly offsetting this, we increased capital investment in electricity transmission by around £30m. We have increased investment in our London power tunnels project and are continuing to invest in other major load related projects including the Western HVDC connection. We also sustained our significant programme of non-load related investment to enhance the security, reliability and efficiency of our system through asset renewal.

Future activities and outlook

The outlook for UK Transmission in 2012/13 is positive, driven by the increased revenue from the one year rollover of the transmission price control review. We expect continued upward pressure on operating costs, in part due to our recruitment of more engineers to deliver our investment programme.

In the longer term, we expect to invest around £30bn of capital and operating expenditure in our UK regulated transmission businesses in the eight years to March 2021, with capital investment in 2012/13 expected to increase to over £1.5bn. We are focusing on continuing improvement in our capital delivery processes, ensuring that we are well positioned by the end of 2012/13 to deliver under the new RIIO incentive regimes.

National Grid

2011/12 Full Year Financial Information

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

(£m)	Year ended 31 March
Summary results	2012	2011	% change
Revenue	1,605	1,524	5
Operating costs	(591)	(595)	1
Depreciation and amortisation	(251)	(218)	(15)
Operating profit	763	711	7

Capital investment
Capital expenditure	171	193	(11)
Replacement expenditure	474	476	0
Capital investment	645	669	(4)

Regulated asset value	7,940	7,520	6

	Year ended 31 March
	2012	2011
Operational return (real)	5.7%	5.5%

Performance in 2011/12

UK Gas Distribution operating profit was up £52m (7% higher) compared to 2010/11. This included an estimated over-recovery of revenues of £22m in our regulated businesses. Combined with an opening balance of £20m owed to the business from previous years, this leaves a total balance owed by our businesses as at 31 March 2012 of £2m. In 2010/11, revenues were over-recovered by an estimated £4m. Adjusting for these net timing differences of £18m, operating profit for the year excluding timing increased by £34m, or 5%.

Over/(under)-recovery	Year ended 31 March		Year-on-year
(£m) (estimated)	2012	2011	change
Balance at start of period (restated)	(20)	(24)
In-year over/(under)-recovery	22	4	18
Balance at end of period	2	(20)

Operating profit	763	711	52
Adjust for timing differences	(22)	(4)	(18)
Operating profit excluding timing	741	707	34

The increase in operating profit excluding timing reflected increased net income of £72m, driven by the impact of RPI+X indexation and an increase in non-regulated income of £9m from increased customer connections and asset disposals, partly offset by phasing of replacement incentive income. Regulated controllable costs increased by £11m, principally due to the impacts of inflation and resources to support the implementation of new systems. Depreciation and amortisation increased by £33m largely reflecting the investment in new systems and accelerated depreciation related to the decommissioning of gas holders. Other costs reduced by £5m primarily reflecting lower environmental charges. Post-retirement costs decreased by £1m.

We achieved an estimated 5.7% real operational return, outperforming base regulatory assumptions and improving by 20bps on the 5.5% achieved in 2010/11. This was mainly as a result of outperformance on operating expenditure and incentives, including improved performance on the mains and services replacement incentive.

National Grid

2011/12 Full Year Financial Information

As part of our drive to improve efficiency and customer service we are restructuring and transforming our Gas Distribution operations. We have made improvements in both areas, with customer satisfaction improving whilst holding underlying regulated operating costs broadly flat in real terms compared to last year.

The Gas Distribution Front Office (GDFO) system rollout continues to make good progress. New technology has been successfully introduced for our emergency and maintenance as well as our customer service operations. As a result, we have started to generate meaningful improvements in productivity and response times in key areas. For example, our maintenance process is now seeing significant operational improvements, despite some early challenges when the system was first introduced in 2010. Maintenance productivity has improved by 16% compared to pre-implementation levels and our on time response to faults also improved significantly.

As part of the investment, we have also replaced telephony hardware and introduced a new customer service solution for the national gas emergency service. The new system provides information on job progress and previous work at our customers’ premises which enables us to communicate issues rapidly to and from our engineers in response to customers’ needs. We have already seen an improvement in service levels and expect this will support further enhancement of customer satisfaction.

The benefits of the GDFO investment underpin the improved operational performance forecast we submitted to Ofgem as part of our RIIO-GD1 business plans.

In February 2012, Ofgem imposed a £4.3m penalty on us for our performance during the severe winter of 2010/11 when we failed to meet standards of service required for gas escapes in our four networks. In 2011/12 we met all of our standards of service.

As outlined in the Business Review, we filed our updated business plans for the period April 2013 to March 2021 with the regulator in April as part of the RIIO price control process.

Investment activities in 2011/12

Capital investment in our UK Gas Distribution business continues to be dominated by our work on mains replacement, which accounted for £474m (2010/11 £476m) of our total £645m capital expenditure for the year. During the year, together with our gas distribution alliance and coalition partners, we replaced around 1,980km of gas mains in the UK. In 2011, the HSE published a revised methodology for prioritising the replacement of large diameter metallic mains, which is reflected in reduced replacement expenditure assumptions under our RIIO business plans. This has not impacted replacement activity in 2011/12.

Future activities and outlook

The outlook for our UK Gas Distribution business for 2012/13 is for another year of good performance, driven by RPI linked revenue increases under our regulatory arrangements and a continued focus on operating costs, combined with the start of significant benefits expected from our efficiency initiatives.

As outlined in the Business Review, we expect Ofgem’s initial proposals for the RIIO price control in July and final proposals in December 2012. This price control, alongside our work to deliver outputs in an innovative and efficient manner, will underpin the performance of our UK distribution business for the eight years from April 2013.

National Grid

2011/12 Full Year Financial Information

REVIEW OF US REGULATED OPERATIONS

(£m)	Year ended 31 March
Summary results	2012	2011	% change
Revenue	7,516	8,391	(10)
Operating costs	(5,920)	(6,546)	10
Depreciation and amortisation*	(406)	(438)	7
Operating profit – actual exchange rate	1,190	1,407	(15)
Operating profit – constant currency	1,190	1,385	(14)
* excludes amortisation of intangibles
(£m, at actual exchange rate)
Capital investment	1,052	1,092	(4)

	Rate Base ($’m) Year ended 31 March		Achieved regulated return on equity (%) Calendar year
US Regulated Entity	2012	2011	2011	2010
New York
KEDNY	2,048	2,162	11.9	11.9
KEDLI	1,806	1,931	9.4	10.0
NMPC Gas	980	832	6.5	7.6
NMPC Electric	3,861	3,722	5.6	6.1
Total New York*	8,695	8,647	8.0	8.4
Massachusetts and Rhode Island
Massachusetts Gas	1,316	1,280	10.6	3.5
Massachusetts Electric	1,677	1,659	9.5	10.0
Narragansett Gas	332	324	6.4	0.6
Narragansett Electric	544	602	7.6	8.3
Total Massachusetts and Rhode Island*	3,869	3,865	9.4	6.7
FERC
Long Island Generation	470	504	12.4	11.2
New England Power	965	918	11.1	11.6
Canadian Interconnector	45	55	12.0	13.0
Narragansett Electric, Transmission	427	284	11.6	11.8
Total FERC*	1,907	1,761	11.6	11.5
Total US* +	14,471	14,273	8.8	8.3

* total return weighted by average rate base

+ excluding New Hampshire businesses of Granite state and EnergyNorth

National Grid

2011/12 Full Year Financial Information

Performance in 2011/12

On a constant currency basis US operating profit was down £195m (14% lower) from prior year at £1,190m. This included an over-recovery of revenue in the year of £17m. Combined with an opening balance of £99m owed to customers from previous years, this leaves a total balance owed to customers as at 31 March 2012 of £116m. In 2010/11, revenues were over-recovered by £200m. Adjusting for these net timing differences of £183m, operating profit for the year excluding timing decreased by £12m or 1%.

Over/(under)-recovery	Year ended 31 March		Year -on-year change
(£m – constant currency)	2012	2011
Balance at start of period	99	(101)
In-year over/(under)-recovery	17	200	(183)
Balance at end of period	116	99

Operating profit at constant currency	1,190	1,385	(195)
Adjust for timing differences	(17)	(200)	183
Operating profit excluding timing	1,173	1,185	(12)

The reduction in operating profit excluding timing included a £72m charge in respect of Hurricane Irene and a £44m charge related to the October 2011 snow storm. Excluding the impact of these weather events and the effect of timing, operating profit increased by £104m or 9%.

Key drivers of the operating profit improvement included a reduction in regulated controllable costs of £30m, reflecting restructuring and efficiency savings offset by some inflationary impacts. A decrease in post-retirement costs of £36m, of which around £16m were one-off, and a bad debt reduction of £14m also benefitted operating profit. In addition, operating profit was benefitted by a net income increase of £20m partly due to new rates authorised in previous years and increased revenue in our FERC business, offset in part by a year-on-year reduction in our Niagara Mohawk electric business where hot summer weather increased revenue in 2010/11. Operating profit was not impacted by an adjustment to asset lives as part of the Niagara Mohawk rate case outcome which reduced both revenue and depreciation by an additional £16m. Other depreciation and amortisation decreased by £9m, reflecting the cessation of depreciation in relation to our New Hampshire assets and other operating costs increased by £5m. The year-on-year movement in exchange rates had a £22m unfavourable impact on operating profit.

Our US service areas were impacted by unprecedented weather conditions. A rare tornado and unseasonable heavy snow in October 2011, together with flooding in upstate New York and Hurricane Irene, caused widespread damage. At one stage, outage reports showed that 1.4 million National Grid and LIPA customers were without power as a result of Hurricane Irene. This unprecedented level of bad weather resulted in a very large restoration effort across our businesses.

The bulk of the costs associated with this recovery effort not already covered by storm funds are recoverable through appropriate filings across our US jurisdictions, subject to the review of the applicable regulator. As a result, they do not significantly impact reported RoEs for the calendar year 2011.

The achieved RoE of our Massachusetts Gas business improved significantly over the previous year, driven by implementation of the new rate case announced in November 2010. In addition, the Massachusetts Department of Public Utilities issued an order in response to our request to correct certain calculation errors appearing in that gas rate case order. The new order issued approved a further increase in gas distribution rates of $2.8m p.a.

As expected, achieved RoEs in our upstate New York and Rhode Island electric utilities declined compared to the previous year, when the businesses benefited from weather related volumes prior to

National Grid

2011/12 Full Year Financial Information

decoupling. These businesses are earning low rates of return, principally driven by the fact that the operating costs are above the level assumed by the relevant regulator when setting rates. As a result, we have filed for new rates in these businesses and have also filed for new rates for our gas businesses in these areas. In KEDLI, our Long Island Gas distribution business, the achieved RoE declined in 2011 due to higher depreciation and property tax expenses.

During the year, we implemented our cost reduction programme, delivering the target we set of a run rate of $200m of savings over real 2009/10 levels. In addition we have made a number of changes to our organisational model, accounting systems and processes with the objective of being responsive to our regulators and customers in each of the jurisdictions in which we operate. This jurisdictional focus is already providing a much stronger alignment around managing regulatory engagement and customer service, as well as delivering necessary changes to our controls and accounting processes, in line with the recommendations set out in the recent Liberty Consulting Group audit of our US operations.

For the calendar year 2011 we met all but two of our regulatory reliability and customer service standards, with the benefit of good performance under a number of standards almost entirely offsetting any financial penalty associated with the missed targets.

Investment activities in 2011/12

Capital investment in our regulated US business continues at a broadly steady rate. Capital expenditure for the year was £1,052m, £40m lower than 2010/11, partly due to movements in exchange rates. On a constant currency basis, capital investment was £23m lower than 2010/11. We increased spend on the New England East-West System transmission project, offset by lower spend in our upstate New York electric business.

Five years ago we agreed to a material increase in capital expenditure in our upstate New York electricity business. In 2011/12, ahead of schedule, we completed the $1.5bn programme that was agreed, making significant progress in upgrading an ageing network and continuing to provide safe, reliable power to more than 1.6 million customers in the region. We have met our service quality and reliability targets every year since 2007 in the region and expect to continue to invest at this enhanced rate for some time to sustain this performance.

Future activities and outlook

The outlook for our US business for 2012/13 is positive with the business set to benefit from our deferral recoveries in upstate New York. Year on year performance should also reflect a non-repeat of the major storms in 2011/12.

2012/13 will be a year of significant work on the integration of our multiple information systems in the US. This initiative includes the implementation of a single financial system across all of our US businesses designed to deliver significant improvements to data accuracy and cost allocation, which will underpin our regulatory engagement and support future rate filings.

The loss of the contract to operate the transmission and distribution system on Long Island is not expected to impact results materially for 2012/13 since the contribution to Group operating profit is around 1% of group total and the contract runs until December 2013. We will work to ensure a smooth transition for the benefit of customers and our affected employees.

Capital investment in our US activities is expected to continue within our medium term guidance of £1.0bn - £1.2bn per annum, largely reflecting the benefit of a stronger regional focus on prioritising activities and remaining consistent with the expectations of our regulators.

National Grid

2011/12 Full Year Financial Information

REVIEW OF OTHER ACTIVITIES

(£m – actual exchange rate)	Year ended 31 March
Summary results	2012	2011	% change
Revenue	715	678	5
Operating costs	(348)	(370)	6
Depreciation and amortisation	(179)	(189)	5
Operating profit	188	119	58
Operating profit – constant currency	188	120	57

Operating profit by principal activities
Metering	174	149	17
Grain LNG	86	66	30
Property	25	(2)	-
Sub-total operating profit	285	213	34
Corporate and other activities	(97)	(94)	(3)
Operating profit	188	119	58

Share of post-tax results of joint ventures and associates
Total	7	7	-

Capital investment
Metering	60	112	(46)
Grain LNG	37	86	(57)
Property	67	3	-
Other	117	74	58
Capital expenditure excluding joint ventures	281	275	2
Joint ventures (JVs)	13	135	(90)
Capital investment including investment in JVs	294	410	(28)

Operating profit from our other activities increased by 58% to £188m. This was driven by an increase in operating profit from our Grain LNG, Property and Metering businesses.

Metering operating profit was up £25m at £174m. Capital investment in this business was £60m. £12m of Metering operating profit and £12m of Metering capital investment related to the OnStream business which was sold in October 2011. In our National Grid Metering business, the contracts which governed the majority of our meter charges prior to February 2010 were not in place during 2011/12. Since April 2011, the affected customers have been charged for regulated services at the full tariff cap rate, resulting in an increase in revenues and operating profit.

Our Grain LNG business delivered an operating profit of £86m, up 30%. The phase III capacity expansion, which commenced commercial operations in December 2010, made an increased contribution to operating profit in 2011/12. As construction of phase III completed in 2010/11, capital investment in Grain LNG in 2011/12 was £49m lower than the previous year.

Our Property business delivered an operating profit of £25m, an increase of £27m over last year. This increase relates to lower environmental costs and an increased number of property disposals. Capital investment in the year mainly related to the purchase of our UK headquarters in Warwick.

Other capex increased by £43m to £117m, principally representing spend on US financial systems. We expect to allocate the majority of the capital cost of these systems among the operating companies through monthly service charges that include a return on investment to the service company.

National Grid

2011/12 Full Year Financial Information

Joint Ventures

Joint ventures in the Group consist principally of our interests in interconnector transmission electricity lines and gas pipelines. These include a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, a 26% interest in the Millennium natural gas pipeline in New York state and a 20% interest in the Iroquois gas pipeline between Long Island and the Canadian border.

National Grid’s share of post-tax results of joint ventures for the year was £7m. BritNed’s contribution to this was a loss of £2m due to the lack of arbitrage between UK and Netherlands power prices over the year.

Investment in joint ventures in 2011/12 was £13m compared to £135m last year. The reduction in investment is principally due to the completion of the BritNed joint venture with TenneT, which entered commercial operation on 1 April 2011. In addition capital investment in our Millennium Pipeline joint venture reduced in 2011/12.

We are further progressing our proposed electricity interconnector with Belgium in conjunction with Elia, with the tender process having now started. In addition we have started the seabed survey in relation to our joint development, with Statnett of an electricity interconnector to Norway.

We expect interconnection with Europe to be an ever more significant feature of the future energy landscape. A number of further projects are under active consideration both by National Grid and also by a number of other developers. These include potential further interconnectors to Denmark, Ireland, France, Norway, and Iceland.

National Grid

2011/12 Full Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

30 May 2012	Ordinary shares go ex-dividend

1 June 2012	Record date for 2011/12 final dividend

8 June 2012	Scrip reference price announced

12 June 2012	Annual Report & Accounts published

18 July 2012	Scrip election date for 2011/12 final dividend

30 July 2012	Interim management statement and Annual General Meeting, ICC, Birmingham

15 August 2012	2011/12 final dividend paid to qualifying ordinary shareholders

15 November 2012	2012/13 half year results

28 November 2012	Ordinary shares go ex-dividend

30 November 2012	Record date for the 2012/13 interim dividend

5 December 2012	Scrip reference price announced

14 December 2012	Scrip election date for the 2012/13 interim dividend

16 January 2013	2012/13 interim dividend paid to qualifying ordinary shareholders

January/February 2013	Interim management statement

May 2013	2012/13 preliminary results

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid

2011/12 Full Year Financial Information

METRIC DEFINITIONS

The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.

RoE Calculation

The group return on equity (RoE) calculation provides a measure of the performance of the whole group compared to the amounts invested by the group in assets attributable to equity shareholders.

The Group’s return on equity measure is calculated using the group capital employed in accordance with the definition used in the RoCE measures adjusted for group net debt and goodwill.

This is a post-tax IFRS metric

Calculation: Adjusted net income divided by equity investment in assets

•	Adjusted operating profit calculated as IFRS business performance operating profit adjusted according to the adjustments in the RoCE calculation calculated on a pre-tax basis
•

Adjusted net income calculated as adjusted operating profit less group interest (excluding adjustments for interest on pensions, capitalised interest or release of provisions) less group taxation charge (adjusted for taxation on adjustments to operating profit and interest)

•

Equity investment in assets is calculated as the total opening UK regulatory asset value excluding logged up spend and work in progress, the total opening US rate base plus goodwill plus opening net book value of joint ventures and non-regulated businesses; minus net debt as reported under IFRS

A detailed breakdown of the Group RoE calculation is shown below.

£m	2011/12	2010/11	2009/10
IFRS EBITDA	4,762	4,845	4,309
Timing adjustment	(18)	(277)	163
Regulatory adjustments (per RoCE calc)	(1,002)	(965)	(1,015)
Adjusted group interest charge	(1,042)	(1,150)	(968)
Storm cost adjustment*	116	-	-
Depreciation on non-regulated businesses	(179)	(189)	(173)
Adjusted operating profit	2,637	2,264	2,316
Share of post tax results of joint ventures	7	7	8
Group tax charge	(755)	(722)	(553)
Tax impact of adjustments	14	100	(74)
Adjusted net income	1,903	1,649	1,697

Opening Regulatory Assets	29,272	27,727	26,506
Opening NBV of non-regulated businesses	1,205	1,110	885
Joint Ventures	356	250	168
Opening Goodwill	4,776	5,102	5,391
Total Assets	35,609	34,189	32,950
Net Debt	(18,731)	(18,925)**	(19,459)**
Equity Investment in assets	16,878	15,264	13,491
Group Return on equity	11.3%	10.8%	12.6%

* Impact of two major US storms removed from the calculation as presented. Including storm costs, 2011/12 Group RoE was 10.9%

** £3,214m adjustment made to reflect rights issue proceeds in June 2010

National Grid

2011/12 Full Year Financial Information

Return on Capital Employed (RoCE)

In November 2011 we introduced a measure of return on capital employed (“RoCE”) giving a better comparison between our UK and US businesses.

The RoCE is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax IFRS metric

Calculation: Adjusted profit after tax divided by rate base:

•	Adjusted profit before tax is calculated as IFRS operating profit as reported on a business performance basis and excluding the impact of in year-timing.
•

Adjusted profit before tax is also adjusted for regulatory depreciation, elements of regulatory pensions funding; capitalisation of gas distribution mains replacement (repex) in the UK; long run inflation of 3% on the UK regulated asset base; and UK regulatory deferred taxation treatment.

•	The adjusted profit after tax is calculated by applying the headline rate of US corporation tax (combined state and federal taxes) and UK corporation tax to the adjusted profit before tax.
•	Rate base is opening rate base or regulatory asset value excluding logged up spend and work in progress.

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base:

•

Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate

•	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and certain material specified items.
•

Equity rate base is the average rate base for the calendar year as reported to our regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

National Grid

2011/12 Full Year Financial Information

UK Operational Return (real) (also known as Vanilla Return)

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and at the assumed cost of debt.

This metric is an adjusted IFRS measure comparable to the “vanilla return” used by Ofgem.

Calculation: IFRS adjusted operating profit minus current tax, divided by regulatory asset value.

•

IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: impacts of timing (“k”), regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and elements of regulatory pensions funding.

•	Current tax is the tax charge as reported on a regulatory basis.
•	Regulatory asset value is total UK regulatory asset value excluding logged up spend and work in progress

Interest Cover

This is an adjusted IFRS metric and reflects the calculation used by our credit rating agencies. It is used as an indicator of balance sheet efficiency.

Calculation: Adjusted funds from operations divided by adjusted interest expense.

Efficiency Metric

Calculation: Adjusted regulated controllable costs divided by asset base.

•	Regulated controllable costs excluding bad debts.
•	Asset base is the estimated mid-year UK regulatory asset value excluding logged up spend and work in progress and US rate base.

National Grid

2011/12 Full Year Financial Information

Consolidated income statement

for the years ended 31 March	Notes	2012 £m	2011 £m

Revenue	2(a)	13,832	14,343
Operating costs		(10,293)	(10,598)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	3,495	3,600
Exceptional items, remeasurements and stranded cost recoveries	3	44	145
Total operating profit	2(b)	3,539	3,745

Interest income and similar income
Before exceptional items	4	1,301	1,281
Exceptional items	3	-	43
Total interest income and similar income	4	1,301	1,324

Interest expense and other finance costs
Before exceptional items and remeasurements	4	(2,218)	(2,415)
Exceptional items and remeasurements	3	(70)	(37)
Total interest expense and other finance costs	4	(2,288)	(2,452)

Share of post-tax results of joint ventures and associates		7	7

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	2,585	2,473
Exceptional items, remeasurements and stranded cost recoveries	3	(26)	151
Total profit before tax	2(b)	2,559	2,624

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(755)	(722)
Exceptional items, remeasurements and stranded cost recoveries	3	234	261
Total taxation	5	(521)	(461)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		1,830	1,751
Exceptional items, remeasurements and stranded cost recoveries	3	208	412

Profit for the year		2,038	2,163

Attributable to:
Equity shareholders of the parent		2,036	2,159
Non-controlling interests		2	4

		2,038	2,163

Earnings per share*
Basic	6(a)	57.1p	62.9p
Diluted	6(b)	56.8p	62.5p

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

National Grid

2011/12 Full Year Financial Information

Consolidated statement of comprehensive

income

for the years ended 31 March	2012 £m	2011 £m

Profit for the year	2,038	2,163

Other comprehensive (loss)/income:
Exchange adjustments	27	(95)
Actuarial net (losses)/gains	(1,325)	571
Deferred tax on actuarial net gains and losses	403	(181)
Net (losses)/gains on cash flow hedges	(18)	7
Transferred to profit or loss on cash flow hedges	19	(7)
Deferred tax on cash flow hedges	2	(2)
Net gains on available-for-sale investments	16	16
Transferred to profit or loss on sale of available-for-sale investments	(9)	(3)
Deferred tax on available-for-sale investments	(2)	(1)
Share of post-tax other comprehensive loss of joint ventures	-	(4)

Other comprehensive (loss)/income for the year, net of tax	(887)	301

Total comprehensive income for the year	1,151	2,464

Total comprehensive income attributable to:
Equity shareholders of the parent	1,149	2,460
Non-controlling interests	2	4

	1,151	2,464

National Grid

2011/12 Full Year Financial Information

Consolidated balance sheet

as at 31 March		2012	2011
	Notes	£m	£m

Non-current assets
Goodwill		4,776	4,776
Other intangible assets		546	501
Property, plant and equipment		33,701	31,956
Other non-current assets		95	135
Pension assets		155	556
Financial and other investments		592	593
Derivative financial assets	9	1,819	1,270

Total non-current assets		41,684	39,787

Current assets
Inventories and current intangible assets		376	320
Trade and other receivables		1,971	2,212
Financial and other investments	9	2,391	2,939
Derivative financial assets	9	317	468
Cash and cash equivalents	9	332	384

Total current assets		5,387	6,323

Assets of businesses held for sale	11	264	290

Total assets		47,335	46,400

Current liabilities
Borrowings	9	(2,492)	(2,952)
Derivative financial liabilities	9	(162)	(190)
Trade and other payables		(2,685)	(2,828)
Current tax liabilities		(383)	(503)
Provisions		(282)	(353)

Total current liabilities		(6,004)	(6,826)

Non-current liabilities
Borrowings	9	(20,533)	(20,246)
Derivative financial liabilities	9	(1,269)	(404)
Other non-current liabilities		(1,921)	(1,944)
Deferred tax liabilities		(3,738)	(3,766)
Pensions and other post-retirement benefit obligations		(3,088)	(2,574)
Provisions		(1,449)	(1,461)

Total non-current liabilities		(31,998)	(30,395)

Liabilities of businesses held for sale	11	(87)	(110)

Total liabilities		(38,089)	(37,331)

Net assets		9,246	9,069

Equity
Called up share capital		422	416
Share premium account		1,355	1,361
Retained earnings		12,297	12,153
Other equity reserves		(4,835)	(4,870)

Shareholders’ equity		9,239	9,060
Non-controlling interests		7	9

Total equity		9,246	9,069

National Grid

2011/12 Full Year Financial Information

Consolidated statement of changes in equity for the years ended 31 March		Called up share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m

At 1 April 2010		298	1,366	7,316	(4,781)	4,199	12	4,211
Total comprehensive income/(loss)		-	-	2,549	(89)	2,460	4	2,464
Rights issue		113	-	-	3,101	3,214	-	3,214
Transfer between reserves		-	-	3,101	(3,101)	-	-	-
Equity dividends	7	-	-	(1,064)	-	(1,064)	-	(1,064)
Scrip dividend related share issue	7	5	(5)	206	-	206	-	206
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(3)	-	(3)	-	(3)
Other movements in non-controlling interests		-	-	-	-	-	(7)	(7)
Share-based payment		-	-	25	-	25	-	25
Tax on share-based payment		-	-	5	-	5	-	5

At 31 March 2011		416	1,361	12,153	(4,870)	9,060	9	9,069

Total comprehensive income		-	-	1,114	35	1,149	2	1,151
Equity dividends	7	-	-	(1,319)	-	(1,319)	-	(1,319)
Scrip dividend related share issue	7	6	(6)	313	-	313	-	313
Issue of treasury shares		-	-	13	-	13	-	13
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(4)	(4)
Share-based payment		-	-	24	-	24	-	24
Tax on share-based payment		-	-	3	-	3	-	3

At 31 March 2012		422	1,355	12,297	(4,835)	9,239	7	9,246

National Grid

2011/12 Full Year Financial Information

Consolidated cash flow statement for the years ended 31 March		2012	2011
	Notes	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	3,539	3,745
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(44)	(145)
Depreciation, amortisation and impairment		1,282	1,245
Share-based payment charge		24	25
Changes in working capital		146	185
Changes in provisions		(116)	(93)
Changes in pensions and other post-retirement benefit obligations		(386)	(304)
Cash flows relating to exceptional items		(205)	(147)
Cash flows relating to stranded cost recoveries		247	343

Cash generated from operations		4,487	4,854
Tax (paid)/received		(259)	4

Net cash inflow from operating activities		4,228	4,858

Cash flows from investing activities
Acquisition of investments		(13)	(135)
Net proceeds from sale of investments in subsidiaries		365	11
Purchases of intangible assets		(203)	(176)
Purchases of property, plant and equipment		(3,147)	(2,958)
Disposals of property, plant and equipment		24	26
Dividends received from joint ventures		26	9
Interest received		24	26
Net movements in short-term financial investments		553	(1,577)

Net cash flow used in investing activities		(2,371)	(4,774)

Cash flows from financing activities
Proceeds of rights issue		-	3,214
Proceeds from issue of treasury shares		13	18
Purchase of own shares		(4)	(3)
Proceeds from loans received		1,809	767
Repayments of loans		(1,914)	(2,878)
Net movements in short-term borrowings and derivatives		(49)	348
Interest paid		(749)	(965)
Exceptional finance costs on the redemption of debt		-	(73)
Dividends paid to shareholders		(1,006)	(858)

Net cash flow used in financing activities		(1,900)	(430)

Net decrease in cash and cash equivalents	8	(43)	(346)
Exchange movements		-	(3)
Net cash and cash equivalents at start of year		342	691

Net cash and cash equivalents at end of year (i)		299	342

(i) Net of bank overdrafts of £33m (2011: £42m).

National Grid

2011/12 Full Year Financial Information

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2012, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2011 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2012 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2011. During the year ended 31 March 2012, the Company has not adopted any new International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) or amendments issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee, which have had a material impact on the Company’s consolidated financial statements.

Date of approval

This announcement was approved by the Board of Directors on 16 May 2012.

National Grid

2011/12 Full Year Financial Information

2. Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 on operating segments). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas and electricity metering activities (including OnStream up to the date it was sold on 24 October 2011); UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields (related to Seneca-Upshur up to the date it was sold on 3 October 2011); together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

As a consequence of the introduction of a new operating model, which took effect on 4 April 2011, there has been a change to the reported segments: the US Transmission, US Gas Distribution and US Electricity Distribution & Generation segments which were presented as separate segments in prior periods have been combined and are reported as a single ‘US Regulated’ segment.

(a) Revenue

	2012 £m	2011 £m
Operating segments
UK Transmission	3,804	3,484
UK Gas Distribution	1,605	1,524
US Regulated	7,795	8,746
Other activities	715	678
Sales between segments	(87)	(89)

	13,832	14,343

Total excluding stranded cost recoveries	13,553	13,988
Stranded cost recoveries	279	355

	13,832	14,343
Geographical areas
UK	6,000	5,556
US	7,832	8,787

	13,832	14,343

National Grid

2011/12 Full Year Financial Information

2. Segmental analysis continued

(b) Operating profit

	Before exceptional items, remeasurements and stranded cost recoveries		After exceptional items, remeasurements and stranded cost recoveries
	2012 £m	2011 £m	2012 £m	2011 £m
Operating segments
UK Transmission	1,354	1,363	1,354	1,293
UK Gas Distribution	763	711	739	671
US Regulated	1,190	1,407	1,154	1,704
Other activities	188	119	292	77

	3,495	3,600	3,539	3,745
Geographical areas
UK	2,353	2,226	2,357	2,055
US	1,142	1,374	1,182	1,690

	3,495	3,600	3,539	3,745

Reconciliation to profit before tax:
Operating profit	3,495	3,600	3,539	3,745
Interest income and similar income	1,301	1,281	1,301	1,324
Interest expense and other finance costs	(2,218)	(2,415)	(2,288)	(2,452)
Share of post-tax results of joint ventures and associates	7	7	7	7

Profit before tax	2,585	2,473	2,559	2,624

National Grid

2011/12 Full Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs are being recovered from customers as permitted by regulatory agreements with almost all having been received by 31 March 2012.

	2012 £m	2011 £m

Included within operating profit:
Exceptional items:
Restructuring costs (1)	(101)	(89)
Environmental charges (2)	(55)	(128)
Net gain on disposal of businesses (3)	97	15
Impairment charges and related costs (4)	(64)	(133)
Other (5)	1	(15)
	(122)	(350)
Remeasurements – commodity contracts (6)	(94)	147
Stranded cost recoveries (7)	260	348
	44	145

Included within interest income and similar income:
Exceptional items:
Interest credit on tax settlement (8)	-	43

Included within finance costs:
Exceptional items:
Debt redemption costs (9)	-	(73)
Remeasurements:
Net (losses)/gains on derivative financial instruments (10)	(70)	36

	(70)	(37)

Total included within profit before tax	(26)	151

Included within taxation:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate (11)	242	226
Other (12)	-	59
Tax on exceptional items	54	79
Tax on remeasurements (6, 10)	42	36
Tax on stranded cost recoveries	(104)	(139)

	234	261

Total exceptional items, remeasurements and stranded cost recoveries after tax	208	412

Analysis of exceptional items, remeasurements and stranded cost recoveries after tax:
Total exceptional items after tax	174	(16)
Total remeasurements after tax	(122)	219
Total stranded cost recoveries after tax	156	209

Total	208	412

National Grid

2011/12 Full Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries continued

1)	Restructuring costs for the year include: costs related to the restructuring of our US operations of £58m (2011: £10m) which includes a severance provision and a pension and other post-retirement benefits curtailment loss (2011: gain); transformation related initiatives of £54m (2011: £103m); and a credit of £11m (2011: £39m) for the release of restructuring provisions in the UK recognised in prior years. Restructuring costs in 2011 also included a charge of £15m related to the integration of KeySpan.

2)	Environmental charges include £55m (2011: £58m) and £nil (2011: £70m) related to specific exposures in the US and UK respectively. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

3)

During the year we recognised a gain on disposal of £56m for the sale of Seneca-Upshur our oil and gas exploration business in West Virginia and Pennsylvania; a gain of £16m for the sale of OnStream our non-regulated metering business in the UK; and gains of £25m in relation to disposals of businesses in prior years representing the release of various unutilised provisions. During the year ended 31 March 2011, we sold three subsidiaries and an associate resulting in a gain of £15m.

4)

The charge for the current year represents an impairment of £64m of intangibles (originally recognised on the acquisition of KeySpan) related to our Long Island Power Authority management services agreement contract, following the announcement on 15 December 2011 that the current contract would not be renewed after 31 December 2013. During the year ended 31 March 2011, impairment charges and related costs included a charge of £49m related to our investment in Blue-NG; an impairment charge of £34m against the goodwill related to our US companies in New Hampshire following our proposed sale of these businesses; and a charge of £50m related to our US generation assets for impairment and associated decommissioning.

5)	Other exceptional charges for the year include an amortisation charge of £5m (2011: £7m) in relation to acquisition-related intangibles, offset by a release of £6m of unutilised provisions in our metering business originally recognised during the year ended 31 March 2010. The charge for the prior year included an £8m penalty levied by Ofgem on our UK Gas Distribution business.

6)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those affecting operating profit which are based on the change in the commodity contract liability and those recorded in finance costs as a result of the time value of money.

7)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. The recovery of these stranded costs is now substantially completed and we do not expect to separately report income from stranded cost recoveries from 1 April 2012 onwards. Stranded cost recoveries on a pre-tax basis consist of revenue of £279m (2011: £355m) and operating costs of £19m (2011: £7m).

8)	During the year ended 31 March 2011 we reached agreement with the US tax authorities on the settlement of pre-acquisition tax liabilities which resulted in the repayment of tax and interest accruing.

9)	Debt redemption costs for the year ended 31 March 2011 represented costs arising from our debt repurchase programme following the rights issue on 14 June 2010.

10)

Remeasurements – net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit in the year includes a credit of £1m (2011: £104m) in respect of prior years.

11)

The exceptional tax credit arises from a reduction in the UK corporation tax rate from 26% to 24% (2011: from 28% to 26%) included in the Finance Bill 2012 and has statutory effect under the Provisional Collection of Taxes Act 1968 and applicable from 1 April 2012. This results in a reduction in deferred tax liabilities.

12)	The exceptional tax credit for the year ended 31 March 2011 primarily arose from a settlement of pre-acquisition tax liabilities with the US tax authorities.

National Grid

2011/12 Full Year Financial Information

4. Finance income and costs

	2012 £m	2011 £m

Expected return on pension and other post-retirement benefit plan assets	1,273	1,256
Interest income on financial instruments	28	25

Interest income and similar income before exceptional items	1,301	1,281

Exceptional interest credit on tax settlement	-	43

Interest income and similar income	1,301	1,324

Interest on pension and other post-retirement benefit plan obligations	(1,203)	(1,231)
Interest expense on financial instruments	(1,067)	(1,185)
Unwinding of discounts on provisions	(72)	(128)
Less: interest capitalised	124	129

Interest expense and other finance costs before exceptional items and remeasurements	(2,218)	(2,415)

Exceptional debt redemption costs	-	(73)
Net (losses)/gains on derivative financial instruments included in remeasurements	(70)	36

Exceptional items and remeasurements included within interest expense	(70)	(37)

Interest expense and other finance costs	(2,288)	(2,452)

Net finance costs	(987)	(1,128)

National Grid

2011/12 Full Year Financial Information

5. Taxation

	2012 £m	2011 £m

Tax before exceptional items, remeasurements and stranded cost recoveries	755	722

Exceptional tax on items not included in profit before tax (see note 3)	(242)	(285)
Tax on other exceptional items, remeasurements and stranded cost recoveries	8	24

Tax on total exceptional items, remeasurements and stranded cost recoveries (see note 3)	(234)	(261)

Total tax charge	521	461

Taxation as a percentage of profit before tax	%	%

Before exceptional items, remeasurements and stranded cost recoveries	29.2	29.2
After exceptional items, remeasurements and stranded cost recoveries	20.4	17.6

The tax charge for the year can be analysed as follows:
	£m	£m

United Kingdom
Corporation tax at 26% (2011: 28%)	186	168
Corporation tax adjustment in respect of prior years	(5)	(161)
Deferred tax	12	53
Deferred tax adjustment in respect of prior years	(18)	(43)

	175	17

Overseas
Corporate tax	98	105
Corporate tax adjustment in respect of prior years	(144)	(2)
Deferred tax	225	393
Deferred tax adjustment in respect of prior years	167	(52)

	346	444

Total tax charge	521	461

Adjustments in respect of prior years include £nil for corporation tax (2011: £207m credit) and a £1m deferred tax credit (2011: £44m charge) that relate to exceptional items, remeasurements and stranded cost recoveries.

National Grid

2011/12 Full Year Financial Information

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

	2012	2012	2011	2011*
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Adjusted earnings	1,828	51.3	1,747	50.9
Exceptional items after tax	174	4.9	(16)	(0.5)
Remeasurements after tax	(122)	(3.4)	219	6.4
Stranded cost recoveries after tax	156	4.3	209	6.1

Earnings	2,036	57.1	2,159	62.9

		millions		millions

Weighted average number of shares – basic*		3,565		3,431

(b) Diluted earnings per share

	2012	2012	2011	2011*
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Adjusted diluted earnings	1,828	51.0	1,747	50.6
Exceptional items after tax	174	4.9	(16)	(0.5)
Remeasurements after tax	(122)	(3.4)	219	6.3
Stranded cost recoveries after tax	156	4.3	209	6.1

Diluted earnings	2,036	56.8	2,159	62.5

		millions		millions

Weighted average number of shares – diluted*		3,584		3,450

*	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

National Grid

2011/12 Full Year Financial Information

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

	2012	2012	2012	2011	2011	2011
	pence per share	Total £m	settled via scrip £m	pence per share	Total £m	settled via scrip £m

Interim - year ended 2012	13.93	496	34	-	-	-
Final - year ended 2011	23.47	823	279	-	-	-
Interim - year ended 2011	-	-	-	12.90	451	65
Final - year ended 2010	-	-	-	24.84	613	141

	37.40	1,319	313	37.74	1,064	206

The Directors are proposing a final dividend for 2012 of 25.35p per share that will absorb approximately £905m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 15 August 2012 to shareholders who are on the register of members at 1 June 2012 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Reconciliation of net cash flow to movement in net debt

	2012 £m	2011 £m

Decrease in cash and cash equivalents	(43)	(346)
(Decrease)/increase in financial investments	(553)	1,577
Decrease in borrowings and related derivatives	154	1,763
Net interest paid on the components of net debt	721	1,011

Change in net debt resulting from cash flows	279	4,005
Changes in fair value of financial assets and liabilities and exchange movements	(87)	690
Net interest charge on the components of net debt	(1,042)	(1,228)
Reclassified as held for sale	(2)	9
Other non-cash movements	(14)	(68)

Movement in net debt (net of related derivative financial instruments) in the year	(866)	3,408
Net debt (net of related derivative financial instruments) at start of year	(18,731)	(22,139)

Net debt (net of related derivative financial instruments) at end of year	(19,597)	(18,731)

National Grid

2011/12 Full Year Financial Information

9. Net debt

	2012 £m	2011 £m

Cash and cash equivalents	332	384
Bank overdrafts	(33)	(42)

Net cash and cash equivalents	299	342
Financial investments	2,391	2,939
Borrowings (excluding bank overdrafts)	(22,992)	(23,156)
	(20,302)	(19,875)

Net debt related derivative financial assets	2,136	1,738
Net debt related derivative financial liabilities	(1,431)	(594)

Net debt (net of related derivative financial instruments)	(19,597)	(18,731)

10. Commitments and contingencies

	2012 £m	2011 £m

Future capital expenditure contracted for but not provided	2,728	1,614
Operating lease commitments	706	795
Energy purchase commitments (i)	4,174	3,543
Guarantees and letters of credit (a)	1,344	762

(i) Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 31 March 2012 these amounted to net liabilities of £189m (2011: £109m).

(a) Guarantees and letters of credit

	2012 £m	2011 £m

Guarantee of sublease for US property (expires 2040)	304	328
Letter of credit and guarantee of certain obligations of BritNed Interconnector (expired 2011)	-	36
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	161	139
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	691	-
Other guarantees and letters of credit (various expiry dates)	188	259
	1,344	762

(b) Litigation and claims

KeySpan class actions

As reported in our 2010/11 Annual Report and Accounts, two putative class actions were commenced in 2009 against KeySpan and Morgan Stanley, one in the federal court and one in a New York state court. The claims were based on allegations that the financial swap transaction between KeySpan and Morgan Stanley dated 18 January 2006 caused customers of Consolidated Edison, Inc. to overpay for electricity between May 2006 and February 2008. Both claims were dismissed – the first on 22 March 2011 and the second on appeal on 10 April 2012. On 6 January 2012, a third putative class action was commenced in the federal court on behalf of Niagara Mohawk Power Corporation customers on similar grounds and in respect of the same financial swap transaction which we also believe is without merit.

National Grid

2011/12 Full Year Financial Information

11. Businesses held for sale

During the year ended 31 March 2011, our EnergyNorth gas business and Granite State electricity business in New Hampshire were reclassified as businesses held for sale in the expectation that they would be disposed of during the year ended 31 March 2012. We are continuing to work with the New Hampshire Public Utility Commission to obtain regulatory approval to complete the disposals. We expect to receive these approvals and to be able to complete the disposals. We therefore continue to report the businesses as held for sale.

The results of these businesses have not been separately disclosed from those of continuing operations as they do not constitute a separate major line of business or geographical area of National Grid’s operations.

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2012	2011

Closing rate applied at year end	1.60	1.61
Average rate applied for the year	1.60	1.57

13. Related party transactions

The following significant transactions with related parties were in the normal course of business; amounts receivable from and payable to related parties are due on normal commercial terms:

	2012 £m	2011 £m

Sales: Services and goods supplied to a pension plan and joint ventures	10	11
Purchases: Services and goods received from joint ventures (i)	95	84
Interest income: Interest receivable on loans with joint ventures	-	2

Receivable from a pension plan and joint ventures	2	2
Payable to joint ventures	6	8

Dividends received from joint ventures (ii)	26	9

(i) During the year the Company received services and goods from a number of joint ventures, including Iroquois Gas Transmission System, L.P. of £39m (2011: £40m) and Millennium Pipeline Company, LLC of £32m (2011: £28m) for the transportation of gas in the US.

(ii) Dividends were received from Iroquois Gas Transmission System, L.P. of £17m (2011: £9m); and Millennium Pipeline Company, LLC of £9m (2011: £nil).

For the year ended 31 March 2011, following a decision in August 2010 to cease investing in Blue-NG (a joint venture), an impairment charge was recorded against the carrying value of the investment, together with provision against recovery of loans from National Grid to Blue-NG of £30m and associated interest receivable.